FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.       Name and Address of Reporting Person*
                  Charles Anthony Adams
                  2730 NW 31st Avenue
                  Portland, OR 97210

2.       Issuer Name and Ticker or Trading Symbol
                  Portland Brewing Company

3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)


4.       Statement for Month/Year
                  12/01

5.       If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X/      Director
                  /X/      Officer (give title below)
                                    President
                                    -----------------------------
                  /X/      10% Owner
                  / /      Other (specify below)
                                    -----------------------------

7.       Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Report Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1.       Title of Security (Instr. 3)
i.       Common Stock
ii.      Common Stock
iii.     Common Stock

2.       Transaction Date(s) (Month/Day/Year)
i.       12/27/01
ii.      12/27/01
iii.

3.       Transaction Code (Instr. 8)
                  i.       Code:  J (1)
                           V:
                  ii.      Code:  J (1)
                           V:
                  iii.     Code:
                           V:

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  i.       Amount:  600,000
                           (A) or (D):      D
                           Price:  none- capital contribution
                  ii.      Amount:          600,000
                           (A) or (D):      A
                           Price:  none- capital contribution
                  iii.     Amount:
                           (A) or (D):
                           Price:

5.       Amount of Securities Beneficially Owned at End of Month (Instr. 3 and
         4)
i.
ii.      600,000
iii.     1,966,982

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) i.
ii.      I
iii.     I

7. Nature of Indirect Beneficial Ownership (Instr. 4) i.
ii.      Held by a wholly-owned subsidiary of Farmington Landfill, L.L.C.
iii.     Held by Electra Partners, Inc.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)
i.       Series A Preferred Stock (2)
ii.      Series A Preferred Stock (2)
iii.     Warrant to Purchase Common Stock


2.       Conversion or Exercise Price of Derivative Security
i.       100 shares of Common Stock for 1 share of Series A Preferred Stock
ii.      100 shares of Common Stock for 1 share of Series A Preferred Stock
iii.     $3.333

3.       Transaction Date (Month/Day/Year)
i.       12/27/01
ii.      12/27/01
iii.

4.       Transaction Code (Instr. 8)
                  i.       J (1)
                  ii.      J (1)
                  iii.

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
i.       2,885 (D)
ii.      2,885 (A)
iii.

6.       Date Exercisable and Expiration Date (Month/Day/Year)
i.       Date Exercisable:  02/25/04
                            Expiration Date:  02/25/04
ii.      Date Exercisable:  02/25/04
                            Expiration Date:  02/25/04
iii.     Date Exercisable:  Currently Exercisable
                            Expiration Date:  12/31/02

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
                  i.       Title:  Common Stock
                           Amount:  288,500
                  ii.      Title:  Common Stock
                           Amount:  288,500
                  iii.     Title:   Common Stock
                           Amount:   32,886.75 shares

8.       Price of Derivative Security (Instr. 5)

9.       Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
i.
ii.      2,885
iii.     32,886.75

10.      Ownership Form of Derivative Security: Direct (D) or Indirect (I)
         (Instr. 4)
i.
ii.      I
iii.     I

11. Nature of Indirect Beneficial Ownership (Instr. 4) i.
ii.      Held by a wholly-owned subsidiary of Farmington Landfill. L.L.C.
iii.     Held by Electra Partners, Inc.


Explanation of Responses:


         (1) On December 27, 2001 Charles A. Adams, Trustee of the Charles A. Adams Family Trust, transferred 600,000 shares of Common Stock and 2,885 shares of Series A Preferred Stock as a capital contribution of Charles A. Adams to Farmington Landfill, L.L.C., and on the same date, Farmington Landfill, L.L.C. transferred the 600,000 shares of Common Stock and the 2,885 shares of Series A Preferred Stock to Karban Development Corporation.

         (2) The Series A Preferred shares are not registered pursuant to
Section 12 of the Securities Exchange Act of 1934. Ownership of the Series A Preferred Stock is being voluntarily reported.



                   /s/  Charles A. Adams                         01/10/02
                   ---------------------------------------    --------------
                         Charles A. Adams
                   ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.